

Barclay Capital
5 The North Colonnade
Canary Wharf
London E14 4BB

Tel +44 (0)20 7623 2323

To: RASC Series 2006-EMX5 Trust, acting through U.S. Bank National Association (the "Trustee"), not in its individual capacity but solely as trustee for the benefit of RASC Series 2006-EMX5 Trust (the "Counterparty" or "Party B")

Tel   (651) 495-3880

Fax   (651) 495-8090

From: BARCLAYS BANK PLC (LONDON HEAD OFFICE) ("Barclays" or "Party A")

Date: June 29, 2006

Reference #:   1260321B

Interest Rate Cap Transaction

The purpose of this facsimile (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the "Transaction").

The definitions and provisions contained in the 2000 ISDA Definitions (the "2000 Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA") are incorporated into this Confirmation. In the event of any inconsistency between the 2000 Definitions and this Confirmation, this Confirmation will govern for the purposes of the Transaction. References herein to a "Transaction" shall be deemed to be references to a "Swap Transaction" for the purposes of the 2000 Definitions. Capitalized terms used in this Confirmation and not defined in this Confirmation or the 2000 Definitions shall have the respective meaning assigned in the Agreement. Each party hereto agrees to make payment to the other party hereto in accordance with the

1

provisions of this Confirmation and of the Agreement. In this Confirmation, "Party A" means Barclays and "Party B" means the Counterparty.

1. This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Swap Transaction to which this Confirmation relates. This Confirmation (including the schedule hereto) will constitute a Confirmation that supplements, forms a part of, and is subject to, an agreement (the "Agreement") in the form of the 1992 Multicurrency – Cross Border Master Agreement in the form published by the International Swaps and Derivatives Association, Inc. (the "ISDA Form"), as if on the Trade Date we had executed an agreement in such form, but without any Schedule except for the elections set forth in Section 4 herein. In the event of any inconsistency between the provisions of the ISDA Form and this Confirmation, this Confirmation will prevail for purposes of this Swap Transaction.

The terms of the particular Transaction to which this Confirmation relates are as follows:

2.	**TRADE DETAILS**
Notional Amount:	With respect to any Calculation Period, the lesser of (1) the Certificate Principal Balance of the Class A Certificates and the Class M Certificates immediately prior to the Distribution Date that occurs on the Floating Rate Payer Period End Date for such Calculation Period and (2) the amount set forth on Schedule A attached hereto for such Calculation Period. As used herein, the terms "Certificate Principal Balance," "Class A Certificates," "Class M Certificates" and "Distribution Date" shall have the respective meanings set forth in the Pooling and Servicing Agreement dated as of June 1, 2006 among Residential Asset Securities Corporation, Residential Funding Corporation and the Trustee (the "Pooling and Servicing Agreement").
Trade Date:	June 23, 2006
Effective Date:	June 29, 2006
Termination Date:	June 25, 2011; subject to adjustment in accordance with the Following Business Day Convention.
Fixed Amounts:	
Fixed Rate Payer:	Counterparty

Fixed Rate Payer Payment Date:	June 29, 2006
Fixed Amount:	USD 6,750,000
Floating Amounts:	
Floating Rate Payer:	Barclays
Cap Rate:	5.20%
Floating Rate Payer Period End Date(s):	The 25th of each month in each year from (and including) July 25, 2006 to (and including) the Termination Date; subject to adjustment in accordance with the Following Business Day Convention.
Early Payment:	Two (2) Business Days
Floating Rate for the Initial Calculation Period:	To be determined
Floating Rate Option:	USD-LIBOR-BBA
Floating Rate Day Count Fraction:	Actual/360
Designated Maturity:	1 Month
Reset Dates:	The first calendar day of each Calculation Period
Compounding:	Inapplicable
Business Days:	New York
Calculation Agent:	Barclays
Administration Fee	Residential Funding Corporation agrees to pay USD 12,000 on behalf of Counterparty to Barclays for value on the Effective Date.
3.	**ACCOUNT DETAILS**
Payments to Barclays:	Correspondent: BARCLAYS BANK PLC NEW YORK FEED: 026002574 Beneficiary: BARCLAYS SWAPS

	Beneficiary Account: 050-01922-8
Payments to Counterparty:	U.S. Bank National Association ABA No.: 091000022 Acct. No. 1731-0332-2058 Ref.: RASC 2006-EMX5 OBI: Attention: John Thomas Ref. Acct. No.: 100475000

4. Provisions Deemed Incorporated into this Agreement:

The following provisions i) through vii) are incorporated into this Agreement:

i)   The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master Agreement will apply to this Transaction.

ii)   *Termination Provisions*. For purposes of this Agreement:

(a)   "Specified Entity" means in relation to Party A for the purpose of the Agreement:

Section 5(a)(v): None;
Section 5(a)(vi): None;
Section 5(a)(vii): None;
Section 5(b)(iv): None;

and in relation to Party B for the purpose of this Agreement:

Section 5(a)(v): None;
Section 5(a)(vi): None;
Section 5(a)(vii): None;
Section 5(b)(iv): None.

(b)   "Specified Transaction" shall be inapplicable to Party A and Party B.

(c)   The "Breach of Agreement" provisions of Section 5(a)(ii) of the Agreement will be inapplicable to Party A and Party B.

(d)   The "Credit Support Default" provisions of Section 5(a)(iii) of the Agreement will be inapplicable to Party B.

(e)   The "Misrepresentation" provisions of Section 5(a)(iv) of the Agreement will be inapplicable to Party A and Party B.

(f)   The "Default Under Specified Transaction" provisions of Section 5(a)(v) of the Agreement will be inapplicable to Party A and Party B.

(g)   The "Cross Default" provisions of Section 5(a)(vi) of the Agreement will be inapplicable to Party A and Party B.

(h)   The "Credit Event Upon Merger" provisions of Section 5(b)(iv) of the Agreement will be inapplicable to Party A and Party B.

(i)   The "Bankruptcy" provisions of Section 5(a)(vii) will not apply to Party B.

(j)   The "Automatic Early Termination" provision of Section 6(a) of the Agreement will be inapplicable to Party A and Party B.

(k)   Payments on Early Termination. For the purpose of Section 6(e) of this Agreement:

      (i)   Market Quotation will apply.
     (ii)   The Second Method will apply.

(l)   "Termination Currency" means United States Dollars.

iii)   Tax Representations.

Payer Tax Representations. **For the purpose of Section 3(e), each of Barclays and the Counterparty makes the following representation:**

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on: (i) the accuracy of any representation made by the other party pursuant to Section 3(f) of this Agreement; (ii) the satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement; and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, <u>provided</u> that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

Barclays Payee Tax Representations. **For the purpose of Section 3(f), Barclays makes the following representations:**

With respect to payments made to Barclays which are not effectively connected to the U.S.: It is a non-U.S. branch of a foreign person for U.S. federal income tax purposes.

With respect to payments made to Barclays which are effectively connected to the U.S.: Each payment received or to be received by it in connection with this Agreement will be effectively connected with its conduct of a trade or business in the U.S.

Counterparty Payee Tax Representations. **For the purpose of Section 3(f), Counterparty makes the following representation:**

Counterparty represents that it is a "United States person" as such term is defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.

iv)   Documents to be Delivered. For the purpose of Section 4(a):

(a) Tax forms, documents or certificates to be delivered are:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered
Barclays and Counterparty	Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate.	Promptly after reasonable demand by either party.

(b) Other Documents to be delivered are:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) representation
Barclays	An opinion of Barclays in form and substance reasonably acceptable to Counterparty	Closing Date	Yes

Barclays and the Counterparty	Any documents required or reasonably requested by the receiving party to evidence authority of the delivering party or its Credit Support Provider, if any, to execute and deliver this Agreement, any Confirmation, and any Credit Support Documents to which it is a party, and to evidence the authority of the delivering party to its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be.	Closing Date	Yes
Barclays and the Counterparty	A certificate of an authorized officer of the party, as to the incumbency and authority of the respective officers of the party signing this agreement, any relevant Credit Support Document, or any Confirmation, as the case may be.	Closing Date	Yes

v)   Miscellaneous.

(a)   Address for Notices: For the purposes of Section 12(a) of this Agreement:

Address for notices or communications to Barclays:

Address:	5 The North Colonnade
	Canary Wharf
	E14 4BB
Facsimile:	44(20) 77736461
Phone:	44(20) 77736810

Address for notices or communications to the Counterparty:

U.S. Bank National Association

EP-MN-WS3D
60 Livingston Avenue
St. Paul, MN 55107
Facsimile: (651) 495-8090
Phone: (651) 495-3880
Attn: Structured Finance RASC Series 2006-EMX5 Trust

(b)   Process Agent. For the purpose of Section 13(c):

Barclays appoints as its Process Agent: Not Applicable.

Counterparty appoints as its Process Agent: Not Applicable.

(c)   Offices. The provisions of Section 10(a) will apply to this Agreement.

(d)   Multibranch Party. For the purpose of Section 10(c) of this Agreement:

Barclays is a Multibranch Party and may act through its London and New York offices.

Counterparty is not a Multibranch Party.

(e)   Calculation Agent. The Calculation Agent is Barclays.

(f)   Credit Support Document. Not applicable for either Barclays or the Counterparty.

(g)   Credit Support Provider. With respect to Barclays: Not Applicable.
                             With respect to Counterparty: Not Applicable.

(h)   Governing Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine except Section 5-1401 and Section 5-1402 of the New York General Obligation Law).

(i)   Consent to Recording. Each party hereto consents and agrees the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(j)   Waiver of Jury Trial. To the extent permitted by applicable law, each party irrevocably waives any and all right to trial by jury in any legal proceeding in connection with this Agreement, any Credit Support Document to which it is a Party, or any Transaction. Each party also acknowledges that this waiver is a material inducement to the other party's entering into this Agreement.

vi)   Additional Representations:

Each party represents to the other party that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary):-

(a) **Non-Reliance**. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction: it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of the Transaction. Notwithstanding the foregoing, in the case of Counterparty, it has entered into this Transaction pursuant to the direction received by it pursuant to the Pooling and Servicing Agreement.

(b) **Assessment and Understanding**. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction, and, in the case of Counterparty, it has been directed by the Pooling and Servicing Agreement to enter into this Transaction.

(c) **Status of Parties**. The other party is not acting as a fiduciary for or an adviser to it in respect of the Transaction.

(d) **Severability**. If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be illegal, invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the illegal, invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties to this Agreement.   The parties shall endeavor to engage in good faith negotiations to replace any illegal, invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable term, provision, covenant or condition.

(e) **Purpose**.   It is entering into the Transaction for the purposes of hedging its assets or liabilities or in connection with a line of business.

(f) **Eligible Contract Participant Representation**.   It is an "eligible contract participant" within the meaning of Section 1(a)(12) of the Commodity Exchange Act, as amended, including as amended by the Commodity Futures Modernization Act of 2000.

vii)   Other Provisions.

(a) **Fully-Paid Party Protected**.   Notwithstanding the terms of Sections 5 and 6 of the Agreement if Party B has satisfied in full all of its payment obligations under Section 2(a)(i) of the Agreement, then unless Party A is required pursuant to appropriate proceedings to return to Party B or otherwise returns to Party B upon demand of Party B any portion of such payment, (a) the occurrence of an event described in Section 5(a) of the Agreement with respect to Party B shall not constitute an Event of Default or Potential Event of Default with respect to Party B as the Defaulting Party and (b) Party A shall be entitled to designate an Early Termination Event pursuant to Section 6 of the Agreement only as a result of a Termination Event set forth in either Section 5(b)(i) or Section 5(b)(ii) of the Agreement with respect to Party A as the Affected Party or Section 5(b)(iii) of the Agreement with respect to Party A as the Burdened Party. For purposes of the Transaction to which this Confirmation relates, Party B's only obligation under Section 2(a)(i) of the Agreement is to pay the Fixed Amount on the Fixed Rate Payer Payment Date.

(b) **Proceedings.** Party A shall not institute against or cause any other person to institute against, or join any other person in instituting against, the Transferee, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy, dissolution or similar law, for a period of one year and one day following indefeasible payment in full of the Class A Certificates and the Class M Certificates.

(c) **Set-Off**. The provisions for Set-Off set forth in Section 6(e) of the Agreement shall not apply for purposes of this Transaction.

(d) **S&P Substitution Event**. It shall be a "S&P Substitution Event" if Party A has a Long-Term Rating of less than "BBB-" or a Short-Term Rating of less than "A-3," if applicable, by S&P. In such case, Party A must, within 10 days from such S&P Substitution Event (while collateralizing any Exposure to Party B), transfer this Transaction at Party A's sole cost and expense, in whole, but not in part, to a counterparty that satisfies the Rating Agency Condition. Failure to comply with this provision shall be an Additional Termination Event with Party A as the sole Affected Party.

(e) If a **Ratings Event** (as defined below) occurs with respect to Barclays, then Barclays shall at its own expense, subject to the Rating Agency Condition (as defined below), (unless, within 30 days of such Ratings Event, each of S&P and Moody's has reconfirmed the rating of the Class A Certificates and the Class M Certificates which was in effect immediately prior to such Ratings Event) (i) assign this Transaction hereunder to a third party within (30) days of such Ratings Event that meets or exceeds, or as to which any applicable credit support provider meets or exceeds, the Approved Ratings Thresholds (as defined below) on terms substantially similar to this Confirmation or (ii) within (30) days of such Ratings Event, deliver collateral in accordance with a Credit Support Annex (as defined in the Pooling and Serving Agreement) or (iii) establish any other arrangement that meets the Rating Agency Condition. For the avoidance of doubt, both parties agree that Barclays shall only be required to post collateral pursuant to the terms of a Credit Support Annex for the period (the "Collateral Requirement Period") during which Barclays' Rating Event is continuing or until a replacement is in place. Once the Collateral Requirement Period has ended, Counterparty's Custodian shall return any such Eligible Collateral to Barclays as soon as reasonably practicable and to the extent such Collateral has not already been applied in accordance with this Agreement, including the Credit Support Annex.   For purposes of this Transaction, a "Ratings Event" shall occur with respect to Barclays (or any applicable credit support provider), if its short-term unsecured and unsubordinated debt ceases to be rated at least "**A-1**" by S&P and at least "**P-1**" by Moody's Investors Service, Inc. ("Moody's") (including in connection with a merger, consolidation or other similar transaction by Barclays or any applicable credit support provider) such ratings being referred to herein as the "Approved Ratings Thresholds," (unless, within 30 days thereafter, each of Moody's and S&P has reconfirmed the ratings of the Class A Certificates and the Class M Certificates, as applicable, which were in effect immediately prior thereto). "Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act must consult with any of the Rating Agencies then providing a rating of the

Certificates and receive from the Rating Agencies a prior written confirmation that the proposed action or inaction would not cause a downgrade or withdrawal of the then-current rating of the Certificates.

(f) **Additional Termination Events**. An Additional Termination Event will occur if a Ratings Event has occurred and Party A has not complied with (e) above; in such event an Additional Termination Event shall have occurred with respect to Party A and Party A shall be the sole Affected Party with respect to such Additional Termination Event.

(g) **Affiliates**. Each of Party A and Party B shall be deemed to have no "Affiliates" as such term is defined under the Agreement.

(h) **Transfer**. Notwithstanding anything to the contrary herein, no transfer (including, but not limited to transfers under Section 7 or otherwise) shall be made unless the transferring party obtains a written acknowledgment from each of the Rating Agencies that, notwithstanding such transfer, the then-current ratings of the Certificates will not be reduced or withdrawn.

(i) **Set-off**. Notwithstanding any provision of this Agreement or any other existing or future agreements, each of Party A and Party B irrevocably waives as to itself any and all contractual rights it may have to set off, net, recoup or otherwise withhold or suspend or condition its payment or performance of any obligation to the other party under this Agreement against any obligation of one party hereto to the other party hereto arising outside of this Agreement. The provisions for set-off set forth in Section 6(e) of this Agreement shall not apply for purposes of this Transaction

(j) **Amendments**. The parties are prohibited from amending the cap agreement (including the ISDA Form, scheduled items, confirmation and collateral assignment of cap agreement) without the consent of any Pledgee and rating agency confirmation.

(k) **Limitation of Liability**. It is expressly understood and agreed by the parties hereto that (a) this Agreement is executed and delivered by U.S. Bank National Association, not individually or personally but solely as trustee of Party B in the exercise of the powers and authority conferred and vested in it, (b) the representations, undertakings and agreements herein made on the part of Party B are made and intended not as personal representations, undertakings and agreements by the Trustee but are made and intended for the purpose of binding only Party B, (c) nothing herein contained shall be construed as creating any liability on Trustee, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties who are signatories to this Agreement and by any person claiming by, through or under such parties and (d) absent its willful misconduct or gross negligence with respect to its obligations under the Pooling and Servicing Agreement, under no circumstances shall the Trustee be liable for the payment of any indebtedness or expenses of Party B or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by Party B under this Agreement.

(l) **Expenses**. Notwithstanding anything to the contrary in Section 11, Party B shall not be required to reimburse Party A for any of Party A's out-of-pocket expenses incurred by Party A related to its enforcement of Party A's rights hereunder.

The time of dealing will be confirmed by Barclays upon written request. Barclays is regulated by the Financial Services Authority. Barclays is acting for its own account in respect of this Transaction.

Please confirm that the foregoing correctly sets forth all the terms and conditions of our agreement with respect to the Transaction by responding within three (3) Business Days by promptly signing in the space provided below and both (i) faxing the signed copy to Incoming Transaction Documentation, Barclays Capital Global OTC Transaction Documentation & Management, Global Operations, Fax +(44) 20-7773-6810/6857, Tel +(44) 20-7773-6901/6904/6965, and (ii) mailing the signed copy to Barclays Bank PLC, 5 The North Colonnade, Canary Wharf, London E14 4BB, Attention of Incoming Transaction Documentation, Barclays Capital Global OTC Transaction Documentation & Management, Global Operation. Your failure to respond within such period shall not affect the validity or enforceability of the Transaction against you. This facsimile shall be the only documentation in respect of the Transaction and accordingly no hard copy versions of this Confirmation for this Transaction shall be provided unless the Counterparty requests.

For and on behalf of **BARCLAYS BANK PLC**	For and on behalf of **RASC SERIES 2006-EMX5 TRUST** **By: U.S. Bank National Association, not in its individual capacity but solely in its capacity as trustee for the benefit of RASC Series 2006-EMX5 Trust**
Name: Title: Date:	Name: Title: Date:

Barclays Bank PLC and its affiliates, including Barclays Capital Inc., may share with each other information, including non-public credit information, concerning its clients and prospective clients. If you do not want such information to be shared, you must write to the Director of Compliance, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166.

<center>**Schedule A**</center>

Calculation Period Beginning	Notional Amount (USD)	Calculation Period Beginning	Notional Amount (USD)
29-Jun-2006	580,200,000.00	25-Jan-2009	169,180,135.20
25-Jul-2006	575,962,103.37	25-Feb-2009	161,424,952.47
25-Aug-2006	570,677,513.74	25-Mar-2009	154,001,024.39
25-Sep-2006	563,732,754.75	25-Apr-2009	146,893,732.62
25-Oct-2006	555,126,612.79	25-May-2009	140,089,480.08
25-Nov-2006	544,870,793.75	25-Jun-2009	133,576,547.52
25-Dec-2006	532,990,463.20	25-Jul-2009	133,576,547.52
25-Jan-2007	519,524,652.71	25-Aug-2009	132,127,562.28
25-Feb-2007	504,529,999.13	25-Sep-2009	126,796,914.62
25-Mar-2007	488,321,533.72	25-Oct-2009	121,691,439.84
25-Apr-2007	471,124,326.79	25-Nov-2009	116,801,292.53
25-May-2007	453,214,985.13	25-Dec-2009	112,117,050.14
25-Jun-2007	435,966,193.10	25-Jan-2010	107,629,717.17
25-Jul-2007	419,353,337.75	25-Feb-2010	103,330,704.95
25-Aug-2007	403,352,730.77	25-Mar-2010	99,211,809.39
25-Sep-2007	387,941,573.48	25-Apr-2010	95,265,193.46
25-Oct-2007	373,097,923.24	25-May-2010	91,483,370.53
25-Nov-2007	358,800,661.12	25-Jun-2010	87,859,188.35
25-Dec-2007	345,029,460.72	25-Jul-2010	84,385,813.88
25-Jan-2008	331,764,758.30	25-Aug-2010	81,056,718.74
25-Feb-2008	318,976,807.38	25-Sep-2010	77,865,665.41
25-Mar-2008	305,345,078.95	25-Oct-2010	74,806,693.97
25-Apr-2008	283,896,651.89	25-Nov-2010	71,874,109.55
25-May-2008	264,030,006.69	25-Dec-2010	69,062,470.25
25-Jun-2008	245,650,801.16	25-Jan-2011	66,366,575.73
25-Jul-2008	228,609,910.67	25-Feb-2011	63,781,456.21
25-Aug-2008	213,486,860.23	25-Mar-2011	61,302,362.08
25-Sep-2008	203,830,707.35	25-Apr-2011	58,924,753.89
25-Oct-2008	194,589,969.06	25-May-2011	56,644,313.54
25-Nov-2008	185,746,229.02	25-Jun-2011	0.00
25-Dec-2008	177,281,882.49		